UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 27, 2014 with the Securities and Exchange Commission by American Pacific Corporation (“AMPAC” or the “Company”). The Schedule 14D-9 relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.10 per share, at a purchase price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented as follows:

By replacing the section under the heading “Stockholder Litigation” in its entirety with the following:

On January 16, 2014, a putative class action lawsuit captioned Quick, et al. v. American Pacific Corp., et al., Case No. A-14-694633-C, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition and subsequently amended on January 30, 2014. The amended complaint (the “Quick Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of the AMPAC’s directors, Parent, Merger Sub and H.I.G. The Quick Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of AMPAC and by engaging in self-dealing. The Quick Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC and H.I.G. aided and abetted the alleged breaches by AMPAC’s directors. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 29, 2014 and February 4, 2014, two putative class action lawsuits captioned Berger v. Campbell, et al., Case No. 9292, and Jeweltex Manufacturing Inc. Retirement Plan v. American Pacific Corporation, et al., Case No. 9308, were filed in the Court of Chancery in the State of Delaware regarding the proposed acquisition. The complaints (the “Berger Complaint” and “Jeweltex Complaint”, respectively) were purportedly filed on behalf of the public stockholders of AMPAC, and name as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. The Berger Complaint and Jeweltex Complaint allege, among other things, that AMPAC’s directors breached their fiduciary duties by agreeing to deal protection devices designed to prevent unsolicited bids and by engaging in self-dealing. The Berger Complaint and Jeweltex Complaint further allege that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC’s directors effectuated a scheme to temporarily lower AMPAC’s share price through deliberate misleading acts, allowing a sale of AMPAC to take place and providing immediate liquidity for the stock holdings of AMPAC’s directors and management. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 30, 2014, two putative class action lawsuits captioned Norcini v. American Pacific Corporation, et al., Case No. A-14-695381-B, and Solak v. American Pacific Corporation, et al., Case No. A-14695365-C were filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaints (the “Norcini Complaint” and “Solak Complaint”, respectively) were purportedly filed on behalf of the public stockholders of AMPAC and name as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. The Norcini and Solak Complaints allege, among other things, that AMPAC’s directors breached their fiduciary duties by not maximizing stockholder value and not fully informing themselves about whether greater value could be achieved. The Norcini and Solak Complaints further allege that AMPAC’s directors agreed to onerous deal protection devices that assured consummation of the deal and collectively engaged in a scheme to unfairly sell AMPAC to H.I.G. at a bargain price. The Solak Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 31, 2014, a putative class action lawsuit captioned Pill v. Gibson, et al., Case No. A-14-695405, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaint (the “Pill Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. The Pill Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by allowing allegedly conflicted directors and an allegedly conflicted financial advisor to negotiate, analyze, and approve the acquisition, which contained alleged deal protection devices. The Pill Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

Each of AMPAC, Parent, Merger Sub and H.I.G. believes the allegations in these complaints lack merit, and each of them intends to vigorously defend the actions.

The Company may be subject to similar litigation relating to the Merger in the same or other jurisdictions.

By replacing the section under the heading “Forward-Looking Statements” in its entirety with the following:

Certain statements in this Schedule 14D-9, and the exhibits attached hereto, are statements that are forward-looking. Such statements are typically punctuated by words or phrases such as “anticipate,” “estimate,” “should,” “may” and words or phrases of similar import. These forward-looking statements include statements regarding expectations as to the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The forward-looking statements contained herein involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks include, but are not limited to, the ability of the parties to the Merger Agreement to satisfy the conditions to closing specified in the Merger Agreement. More information about the Company and other risks related to the Company are detailed in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and the Company’s Current Report on Form 8-K dated January 9, 2014, both filed with the SEC and incorporated herein by reference. The Company does not undertake an obligation to update forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone
Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: February 7, 2014